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Confidential Draft Submission submitted to the Securities and Exchange Commission on July 13, 2018.
This draft registration statement has not been filed publicly with the Securities and Exchange
Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Osmotica Pharmaceuticals plc(1)
(Exact name of registrant as specified in its charter)

Ireland (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

400 Crossing Boulevard
Bridgewater, NJ 08807
(908) 809-1300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Brian Markison
Chief Executive Officer
400 Crossing Boulevard
Bridgewater, NJ 08807
(908) 809-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Craig E. Marcus Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Marc. D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(2)

Ordinary Shares, nominal value $0.01 per share	$	$

(1)
In connection with this offering, the Registrant, which is currently named Osmotica Pharmaceuticals Limited and organized as a private limited company under the laws of Ireland, will re-register under the Irish Companies Act 2014 as a public limited company and change its name to Osmotica Pharmaceuticals plc.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(3)
Includes ordinary shares that may be sold upon exercise of the underwriters' option to purchase additional ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This amendment to the Registrant's draft Registration Statement on Form S-1 has been prepared for the purpose of submitting certain exhibits incorporated in Item 16 of Part II and updating the Exhibit Index in Item 16 accordingly. As a result, this submission consists only of the S-1 cover page, this explanatory note, Part II of the draft Registration Statement on Form S-1, including the Exhibit Index, and the exhibits submitted herewith.

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC Registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

To the fullest extent permitted by Irish law, our Articles of Association (which are substantially in the form attached as Exhibit 3.1 to this registration statement) will confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Act will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered "officers" within the meaning of that term under the Irish Companies Act.

Our Articles of Association will also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We plan to maintain directors' and officers' liability insurance, as well as other types of insurance, for our directors, officers, employees and agents, which is permitted under our Articles of Association and the Irish Companies Act.

We and certain of our subsidiaries expect to enter into indemnification agreements with our directors and executive officers providing for customary indemnification in connection with their service to us or on our behalf to the maximum extent allowed under applicable law.

Item 15.    Recent Sales of Unregistered Securities

None.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement

2.1	**#	Business Combination Agreement, dated as of December 3, 2015, among Osmotica Holdings Corp Limited, the shareholders of Osmotica Holdings Corp Limited party thereto, Altchem Limited, Vertical/Trigen Holdings, LLC, the shareholders of Vertical/Trigen Holdings, LLC party thereto, Avista Capital Partners III GP, LP, and Osmotica Holdings S.C.Sp.

2.2	#†	Stock Purchase Agreement, dated as of October 24, 2017, by and between Revitalid, Inc. and Osmotica Pharmaceutical Corp.

3.1		Form of Memorandum and Articles of Association Osmotica Pharmaceuticals plc

4.1	*	Form of Shareholders' Agreement

5.1	*	Opinion of A&L Goodbody

10.1	†	License, Supply, Marketing, Distribution and Collaboration Agreement, dated as of November 24, 2003, by and between Upsher-Smith Laboratories, Inc. and Orion Corporation

10.2	**	First Amendment to License, Supply, Marketing, Distribution and Collaboration Agreement, dated as of May 20, 2004, by and between Upsher-Smith Laboratories, Inc. and Orion Corporation

10.3	**	Second Amendment to License, Supply, Marketing, Distribution and Collaboration Agreement, dated as of June 30, 2004, by and between Upsher-Smith Laboratories, Inc. and Orion Corporation

10.4	**†	Third Amendment to License, Supply, Marketing, Distribution and Collaboration Agreement, dated as of May 20, 2010, by and between Upsher-Smith Laboratories, Inc. and Orion Corporation

10.5	**†	Fourth Amendment to License, Supply, Marketing, Distribution and Collaboration Agreement, dated as of August 1, 2013, by and between Upsher-Smith Laboratories, Inc. and Orion Corporation

10.6	**†	Fifth Amendment to License, Supply, Marketing, Distribution and Collaboration Agreement, dated as of January 1, 2018, by and between Upsher-Smith Laboratories, Inc. and Orion Corporation

10.7	†	Distribution and Supply Agreement, dated as of June 28, 2011, by and between Cipher Pharmaceuticals Inc. and Vertical Pharmaceuticals Inc.

10.8	**†	First Amendment to Distribution and Supply Agreement, dated as of March 27, 2012, by and between Cipher Pharmaceuticals Inc. and Vertical Pharmaceuticals Inc.

10.9	**†	Second Amendment to Distribution and Supply Agreement, dated as of November 21, 2013, by and between Cipher Pharmaceuticals Inc. and Vertical Pharmaceuticals Inc.

10.10	**†	Third Amendment to Distribution and Supply Agreement, dated as of January 1, 2015, by and between Cipher Pharmaceuticals Inc. and Vertical Pharmaceuticals Inc.

10.11	**†	Methylphenidate Supply Agreement, effective as of March 16, 2017, by and among Mallinckrodt LLC, Osmotica Kereskedelmi es Szolgalato Kft and Osmotica Pharmaceutical Corporation

Exhibit No.		Description

10.12	**†	Manufacturing and Supply Agreement, effective as of March 8, 2010, by and between Mikart, Inc. and Vertical Pharmaceuticals, Inc.

10.13	**†	Tablets Marketing Rights Agreement, dated as of March 10, 2010, by and between Argent Development Group, LLC and Vertical Pharmaceuticals, Inc.

10.14	**†	Master Manufacturing Services Agreement, dated as of August 21, 2014, by and between Patheon Pharmaceuticals Inc. and Osmotica Pharmaceutical Corp.

10.15	**	First Amendment to Master Manufacturing Services Agreement, dated as January 1, 2017, by and between Patheon Pharmaceuticals Inc. and Osmotica Pharmaceutical US, LLC

10.16	**†	Product Agreement, dated as of October 1, 2014, by and between Patheon Pharmaceuticals Inc. and Osmotica Pharmaceutical Corp.

10.17	**†	License Agreement dated as of August 31, 2011 by and between VOOM, LLC and Revitalid, Inc.

10.18	**†	Exclusive Supply Agreement, dated as of February 7, 2013, by and between Nephron Pharmaceuticals Corporation and Revitalid, Inc.

10.19	**†	First Amendment to Exclusive Supply Agreement, dated as October 24, 2017 by and between Nephron Pharmaceuticals Corporation and Revitalid, Inc.

10.20	**	Credit Agreement, dated February 3, 2016, by and among Osmotica Pharmaceutical Corp., Orbit Blocker I LLC, Orbit Blocker II LLC, Valkyrie Group Holdings, Inc., Osmotica Holdings US LLC, the lenders party thereto, and CIT Bank, N.A. as administrative agent and swingline lender

10.21	**	First Amendment to Credit Agreement, dated November 10, 2016, by and among Osmotica Pharmaceutical Corp., Orbit Blocker I LLC, Orbit Blocker II LLC, Valkyrie Group Holdings, Inc., Osmotica Holdings US LLC, the lenders party thereto, and CIT Bank, N.A. as administrative agent and swingline lender

10.22	**	Second Amendment to Credit Agreement, dated April 28, 2017, by and among Osmotica Pharmaceutical Corp., Orbit Blocker I LLC, Orbit Blocker II LLC, Valkyrie Group Holdings, Inc., Osmotica Holdings US LLC, the lenders party thereto, and CIT Bank, N.A. as administrative agent and swingline lender

10.23	**	Third Amendment to Credit Agreement, dated December 21, 2017, by and among Osmotica Pharmaceutical Corp., Orbit Blocker I LLC, Orbit Blocker II LLC, Valkyrie Group Holdings, Inc., Osmotica Holdings US LLC, the lenders party thereto, and CIT Bank, N.A. as administrative agent and swingline lender

10.24		Form of Director and Officer Indemnification Agreement

10.25		Form of Osmotica Holdings US LLC Director and Corporate Secretary Indemnification Agreement

10.26	*	Form of Nonqualified Option Award Agreement under the Amended and Restated Osmotica Pharmaceuticals plc 2016 Equity Incentive Plan

10.27	*	Amended and Restated Osmotica Pharmaceuticals plc 2016 Equity Incentive Plan

10.28	*	Osmotica Pharmaceuticals plc 2018 Incentive Plan

10.29	*	Osmotica Pharmaceuticals plc 2018 Annual Cash Incentive Plan

Exhibit No.		Description
10.30	**+	Employment Agreement, dated December 3, 2015, by and between Vertical/Trigen Holdings, LLC and Brian A. Markison

10.31	**+	Employment Agreement, dated December 16, 2013, by and between Vertical/Trigen Opco, LLC and James Schaub

10.32	**+	Employment Agreement, dated May 2, 2016, by and between Vertical/Trigen Opco, LLC and Tina deVries

21.1	**	Subsidiaries of Osmotica Pharmaceuticals plc

23.1	*	Consent of BDO USA, LLP Independent Registered Public Accounting Firm

23.2	*	Consent of BDO USA, LLP Independent Registered Public Accounting Firm

23.3	*	Consent of A&L Goodbody (included in Exhibit 5.1)

24.1	*	Powers of Attorney (included on the signature page)

*
To be filed by amendment.

**
Previously filed.

#
The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit to such agreement upon request by the SEC.

+
Indicates management contract or compensatory plan.

†
Portions of this exhibit have been omitted pursuant to a confidential treatment request.

(b)
Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

  (1)  That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)  That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgewater, New Jersey, on the                             day of                        , 2018.

OSMOTICA PHARMACEUTICALS LIMITED
By:
	Name:	Brian Markison
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Osmotica Pharmaceuticals Limited whose signature appears below constitutes and appoints Brian Markison, Andrew Einhorn and Christopher Klein, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Brian Markison	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	, 2018
Andrew Einhorn	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2018
David Burgstahler	Director	, 2018

Signature	Title	Date

Sriram Venkataraman	Director	, 2018
Daniel Sielecki	Director	, 2018
Carlos Sielecki	Director	, 2018
Juan Vergez	Director	, 2018
	Authorized Representative in the United States	, 2018

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PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY